Kathleen Ives
Vice President &
Assistant Counsel

August 16, 2002

VIA FEDERAL EXPRESS
-------------------

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:  Filing Desk

         Re:      Application to De-Register as an Investment Company on Form N-8F

To the Securities and Exchange Commission:

         The previous  submissions were submitted in error and should be disregarded.  The accession  numbers for these submissions are
0000728889-02-000638,  0000728889-02-000639  and  0000728889-02-000640.  These filings were  resubmitted  under the proper CIK numbers.
The accession numbers for the proper filings are 0000820090-02-000001, 0000841057-02-000001 and 0000705193-02-000001.

         Should there be any further questions or comments, please contact the undersigned.

                                                              Sincerely yours,

                                                              /s/ Kathleen Ives
                                                              ------------------------
                                                              Kathleen Ives
                                                              Vice President &
                                                              Assistant Counsel
                                                              Tel. 303-768-3331
                                                              Fax. 303-768-3019